                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. 3)(1)

                           GENOME THERAPEUTICS CORPORATION
                           -------------------------------
                                   (Name of Issuer)

                                     Common Stock
                                     ------------
                            (Title of Class of Securities)

                                     372430 10 8
                                     -----------
                                    (CUSIP Number)

                                      Hope Flack
                                  BVF Partners L.P.
                          227 West Monroe Drive, Suite 4800
                               Chicago, Illinois  60606
                                    (312) 263-7777
                     --------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 23, 1998
                                  -----------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                  (Page 1 of 7 Pages)
------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         -----------------
CUSIP NO. 372430 10 8                    13D                  Page 2 of 7 Pages
---------------------                                         -----------------


-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b) /  /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           /  /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES               --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        824,763
            REPORTING              --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                   --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             824,763
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              824,763
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              4.5%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         -----------------
CUSIP NO. 372430 10 8                    13D                  Page 3 of 7 Pages
---------------------                                         -----------------


-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BVF PARTNERS L.P.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES               --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        1,552,089
            REPORTING              --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                   --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             1,552,089
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              1,552,089
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              8.5%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         -----------------
CUSIP NO. 372430 10 8                    13D                  Page 4 of 7 Pages
---------------------                                         -----------------


-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BVF INC.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES               --------------------------------------------
           BENEFICIALLY             8   SHARED VOTING POWER
             OWNED BY                        1,769,285
            REPORTING              --------------------------------------------
              PERSON                9   SOLE DISPOSITIVE POWER
               WITH                          -0-
                                   --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             1,769,285
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              1,769,285
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              9.6%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IA, CO
-------------------------------------------------------------------------------

                 * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         -----------------
CUSIP NO. 372430 10 8                    13D                  Page 5 of 7 Pages
---------------------                                         -----------------


     This Amendment No. 3 (this "Amendment") relates to the Statement on
Schedule 13D, dated March 20, 1995, and filed with the Securities and Exchange Commission (the "SEC") on March 28, 1995, as amended by Amendment No. 1, dated July 21, 1995 and Amendment No.2, dated February 22, 1996 filed with the SEC on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("BVF Partners"), and BVF Inc., a Delaware corporation ("BVF Inc."), with respect to the common stock, par value $0.10 (the "Stock"), of Genome Therapeutics Corporation ("Genome").

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since January 20, 1999, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 369,400 shares of the Stock for an aggregate consideration of $1,159,790.94, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain other accounts, has purchased on behalf of such accounts an aggregate number of 349,300 shares of the Stock for an aggregate consideration of $1,101,610.55, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such accounts. The managed accounts on whose behalf BVF Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG"), and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). The managed accounts on whose behalf BVF Inc. owns shares of the Stock are Biotech 1 Investment L.L.C., an Illinois limited liability company ("Biotech 1"), and Biotech 2 Investment L.L.C., an Illinois limited liability company ("Biotech 2"). ILL10, ZPG, Palamundo, BVF Ltd., Biotech 1 and Biotech 2 are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for
investment purposes and the business address of each is   Grosvenor Capital
Management, L.P., 227 West Monroe Drive, Suite 4800, Chicago, Illinois 60606.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 824,763 shares of the Stock, BVF Partners beneficially owns 1,552,089 shares of the Stock and BVF Inc. beneficially owns 1,769,285 shares of the Stock, approximately 4.5%, 8.5% and 9.6%, respectively, of the aggregate number of shares outstanding as of January 11, 1999 (as reported in Genome's most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 824,763 shares of the Stock it beneficially owns with BVF Partners. BVF Partners shares voting and dispositive power over the 1,552,089 shares of the Stock it beneficially owns with, in addition to BVF, BVF Inc. and the managed account on whose behalf BVF Partners, as investment manager, purchased such shares. BVF Inc. shares voting and dispositive power over the 1,769,285 shares of the Stock it beneficially owns with BVF, BVF Partners and the managed accounts on whose behalf BVF Inc., as investment manager, purchased such shares.

---------------------                                         -----------------
CUSIP NO. 372430 10 8                    13D                  Page 6 of 7 Pages
---------------------                                         -----------------

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the last 60 days. All such transactions were made for cash in open market, over-the-counter transactions. Except as provided below, no other transactions in the Stock have been effected by the Reporting Persons during the last 60 days. On January 26, 1999, Partners transferred 11,275 shares of Stock that it owned on behalf of Palamundo to BVF and transferred 9,225 shares of Stock that it owned on behalf of Palamundo to BVF, Ltd. Additionally, on February 11, 1999, Partners transferred 8,000 shares of Stock that it owned on behalf of ILL10 to BVF and transferred 6,000 shares of Stock that it owned on behalf of ILL10 to BVF, Ltd. The aggregate number of shares of the Stock beneficially owned by Partners and BVF Inc. was not affected by these transfers.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

---------------------                                         -----------------
CUSIP NO. 372430 10 8                    13D                  Page 7 of 7 Pages
---------------------                                         -----------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 1999

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ MARK N. LAMPERT
                    ---------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ MARK N. LAMPERT
               ---------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
          ---------------------------------
          Mark N. Lampert
          President

                                   EXHIBIT A

                       AGREEMENT REGARDING JOINT FILING


     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  March 24, 1999

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ MARK N. LAMPERT
                    ---------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ MARK N. LAMPERT
               ---------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ MARK N. LAMPERT
          ---------------------------------
          Mark N. Lampert
          President

                                       EXHIBIT B

                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                              DURING THE PAST SIXTY DAYS


--------------------------------------------------------------------------------------------------
 Trade Date   By        For the Account of      Quantity  Price per Share  Type of Trade    Broker
 ----------   --        ------------------      --------  ---------------  -------------    ------
 02/25/99   Partners           ILL10              2,000       $3.2500         Purchase       INET
--------------------------------------------------------------------------------------------------
 02/26/99   Partners           BVF                6,000       $3.2500         Purchase       INET
--------------------------------------------------------------------------------------------------
 02/26/99   Partners           ILL10              3,500       $3.2500         Purchase       INET
--------------------------------------------------------------------------------------------------
 02/26/99   Partners           BVF Ltd.          10,000       $3.2500         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/01/99   Partners           BVF                6,000       $3.3059         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/01/99   Partners           ILL10              2,900       $3.3059         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/01/99   Partners           ZPG                2,000       $3.3059         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/01/99   Partners           BVF Ltd.          22,000       $3.3059         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/02/99   Partners           BVF                3,000       $3.3125         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/02/99   Partners           BVF Ltd.           2,000       $3.3125         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/03/99   Partners           BVF                6,000       $3.2500         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/03/99   Partners           ILL10              1,500       $3.2500         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/04/99   Partners           BVF                4,000       $3.1875         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/04/99   Partners           BVF Ltd.           4,000       $3.1875         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/05/99   Partners           BVF                4,600       $3.1250         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/15/99   Partners           BVF                2,000       $3.0625         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/16/99   Partners           BVF              225,000       $3.1250         Purchase       JONE
--------------------------------------------------------------------------------------------------
 03/16/99   Partners           ILL10              5,000       $3.1250         Purchase       JONE
--------------------------------------------------------------------------------------------------
 03/16/99   Partners           BVF Ltd.         190,000       $3.1250         Purchase       JONE
--------------------------------------------------------------------------------------------------
 03/16/99   Partners           BVF               31,800       $3.1048         Purchase       INET
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
 Trade Date   By        For the Account of      Quantity  Price per Share  Type of Trade    Broker
 ----------   --        ------------------      --------  ---------------  -------------    ------
--------------------------------------------------------------------------------------------------
 03/16/99   Partners           BVF Ltd.          25,000       $3.1048         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/17/99   Partners           BVF               27,000       $3.1250         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/17/99   Partners           BVF Ltd.          23,000       $3.1250         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/19/99   Partners           BVF                9,000       $3.1136         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/19/99   Partners           ILL10              5,400       $3.1136         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/19/99   Partners           BVF Ltd.           9,000       $3.1136         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/22/99   Partners           BVF               45,000       $3.1250         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/22/99   Partners           ILL10              5,000       $3.1250         Purchase       INET
--------------------------------------------------------------------------------------------------
 03/22/99   Partners           BVF Ltd.          37,000       $3.1250         Purchase       INET
--------------------------------------------------------------------------------------------------



                         INET =    Instinet
                         JONE =    Jones & Associates